SALANS
ATTORNEYS AT LAW

Suite 500, 800 Connecticut Avenue, N.W., Washington, D.C. 20006, USA
Tel +1 (202) 331 2994 Fax +1 (202) 331-3101

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

07028251

File No. 82-34719

November 9, 2007

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 21 2007
WASH, D.C.
186

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pie[illegible]

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

11/29

Enclosure

cc: Bengt Gustafson
Robert K Smits, Esq.

File No. 82-34719

SECURITAS

Securitas AB

Interim Report
January – September 2007

- *Total sales amounted to MSEK 46,811 (45,343)*
- *Income before taxes amounted to MSEK 1,379 (1,542)*
- *Net income after tax amounted to MSEK 560 (1,063)*
- *Earnings per share amounted to SEK 1.53 (2.91)*

Comments from the President and CEO, Alf Göransson

"The strategy for the future, aiming to flatten out the long-term trend of declining gross margins, was rolled out throughout the Group in the third quarter. In general, the business is running as expected, except in certain areas in Loomis and primarily in the United Kingdom cash management operation.

In Security Services North America, the margins for guarding services continue to improve and the organic sales growth remains stable in the range of 3–4 percent. Security Services Europe is showing a high organic sales growth in the range of 7–8 percent with stable margins. New contracts are coming in with a lower gross margin than the average contract portfolio, however, and this therefore remains a concern and a focus area. Investment in additional sales resources has continued within Mobile and Monitoring in order to speed up the organic sales growth.

As a result of our annual impairment test of all cash generating units, the book value of the goodwill in the Services and Mobile operations in the Netherlands has been adjusted through impairment losses of goodwill of MSEK 350. The impairment does not affect the cash flow.

Loomis is negatively impacted by the problems facing the Loomis Cash Management (LCM) operation in the United Kingdom. Firstly, the investigation costs and the legal costs related to the exit negotiations with HSBC and Barclays, secondly the audit and legal investigation costs related to the non-compliance with Note Circulation Rules in the United Kingdom and finally the LCM operation being loss-making. Negotiations and investigations are expected to be finalized in the fourth quarter 2007, by the time it will be possible to finally determine the financial outcome. Excluding the LCM costs and the LCM operation, Loomis' operating margin for the first nine months was 6.5 percent (7.3)."

For further information, please contact:

Alf Göransson, President and CEO, +46 8 657 7400
Gisela Lindstrand, Senior Vice President Corporate Communications and Public Affairs, +46 8 657 7332
Micaela Sjökvist, Head of Investor Relations, +46 8 657 7443

Information meeting

An information meeting will be held on November 9, 2007, at 9.30 a.m. CET.
The information meeting will take place at Securitas' head office, Lindhagensplan 70, Stockholm.

To follow the presentation via telephone (and participate in the Q&A session), please register in advance via the link https://eventreg2.conferencing.com/webportal3/reg.html?Acc=932373&Conf=180087 and follow the instructions or call +44 (0)20 7162 0125.

The meeting will be webcasted at www.securitas.com

For a recorded version of the information meeting please call +44 (0)20 7031 4064 and +46 (0)8 505 203 33, access code: 766696.

Financial summary

MSEK	Q3 2007	Q3 2006	9M 2007	9M 2006
Sales	**16,011**	**15,369**	**46,811**	**45,343**
Organic sales growth, %	*4*	*6*	*5*	*6*
Operating income before amortization	**831**	**957**	**2,437**	**2,595**
Operating margin, %	*5.2*	*6.2*	*5.2*	*5.7*
Real change, %	*-10*	*8*	*-2*	*4*
Income before taxes, items affecting comparability and impairment losses of goodwill	**636**	**787**	**1,928**	**2,099**
Real change, %	*-25*	*5*	*-8*	*0*
Income before taxes	**282**	**629**	**1,379**	**1,542**
Real change, %	*-62*	*-16*	*-10*	*-27*
Net income for the period, continuing operations	**94**	**434**	**560**	**1,063**
Earnings per share, before items affecting comparability, continuing operations (SEK) [1]	1.24	1.50	3.74	4.29
Earnings per share, continuing operations (SEK) [1]	0.26	1.19	1.53	2.91

1) For the purpose of the EPS calculation, the impairment losses of goodwill have also been added back. EPS is calculated before dilution.

GROUP DEVELOPMENT

Sales and Income for the Group July – September 2007

Sales amounted to MSEK 16,011 (15,369). Organic sales growth was 4 percent (6). The focus on "profitability first – volume second" in the US guarding operation has, as expected, slowed down the rate of organic sales growth. The organic sales growth for Loomis was negatively affected by the loss of a major contract in Sweden and slow growth in the United Kingdom, Denmark and the USA.

Operating income before amortization was 831 (957), which after adjustment for changes in exchange rates is 10 percent lower than in the third quarter 2006. The main reason for the decrease is related to Loomis. The operational losses and legal investigations and audits in the LCM operation in the United Kingdom explains MSEK 122 of the decrease compared to last year.

The operating margin was 5.2 percent (6.2).

Following the annual impairment test of all cash generating units the goodwill value in the Services and Mobile operations in the Netherlands has been adjusted through an impairment of goodwill of MSEK 350.

Acquisition related restructuring costs, mainly related to Loomis' acquisition of Brinks' cash handling operation in the United Kingdom, have impacted the third quarter by MSEK -16 (-1). Revaluation of financial instruments amounted to MSEK -7 (-18).

Financial income and expense amounted to MSEK -148 (-126).

Income before taxes amounted to MSEK 282 (629). The losses in LCM account for MSEK 122 of the decrease compared to last year but the impairment losses of goodwill of MSEK 350 and the re-branding costs in Loomis of MSEK 4 have also negatively affected the quarter. In the third quarter 2006 costs for the listing projects of Securitas Systems AB and Securitas Direct AB, as well as the relocation of the head office, impacted the result by MSEK 158.

The Group's tax rate was 66.5 percent (31.1). Adjusted for non-deductible impairment of goodwill and tax on items affecting comparability the underlying tax rate was 25.5 percent. The tax rate of 31.1 percent in 2006 includes tax effects from items affecting comparability of approximately 5 percentage points.

The net income was MSEK 94 (434). Earnings per share were SEK 0.26 (1.19).

Earnings per share before items affecting comparability and impairment losses of goodwill were SEK 1.24 (1.50).

Impact of items affecting comparability and impairment losses of goodwill

MSEK	Q3 2007	Q3 2006	9M 2007	9M 2006	FY 2006
Income before taxes, items affecting comparability and impairment losses of goodwill	**636**	**787**	**1,928**	**2,099**	**2,943**
Security Services related items					
Globe/FAA [1]	-	-	50	-	-69
Impairment losses of goodwill [2]	-350	-	-350	-	-
Other items [1]	-	-	-	-	-264
Loomis related items					
Write-down of Welo receivable [1]	-	-	-	-373	-373
LCM provision for variances [1]	-	-	-	-	-824
LCM provision for NCS declarations [1]	-	-	-206	-	-
Re-branding [1]	-4	-	-43	-	-
Other items [1]	-	-	-	-	-314
Group (Other) related items [1]	-	-158	-	-184	-216
Total impact	**-354**	**-158**	**-549**	**-557**	**-2,060**
Income before taxes	**282**	**629**	**1,379**	**1,542**	**883**

1) Classified as items affecting comparability

2) Classified as amortization and impairment losses of acquisition related intangible fixed assets

Sales and Income for the Group January – September 2007

Sales amounted to MSEK 46,811 (45,343). Organic sales growth was 5 percent (6). The explanation for the third quarter results also applies to the first nine months development. The organic sales growth for Securitas excluding Loomis was at the same level as the previous year as a result of good growth in Security Services Europe.

Operating income before amortization was MSEK 2,437 (2,595). Adjusted for changes in exchange rates, the decrease was 2 percent. The operational losses and the legal investigations and audits in the LCM operation in the United Kingdom accounts for MSEK 199 of the decrease compared to last year.

The operating margin was 5.2 percent (5.7).

Following the annual impairment test of all cash generating units the goodwill value in the Services and Mobile operations in the Netherlands has been adjusted through an impairment of goodwill of MSEK 350.

Revaluation of financial instruments amounted to MSEK -4 (-28).

Financial income and expense amounted to MSEK -415 (-397).

Income before taxes amounted to MSEK 1,379 (1,542). The losses in LCM accounts for MSEK 199 of the decrease compared to last year. The impairment losses of goodwill of MSEK 350, the provision of MSEK 206 – related to LCM and the Note Circulation Rules in the United Kingdom – and the re-branding costs in Loomis of MSEK 43 have also negatively affected the first nine months of the year. The settlement of the Globe/Federal Aviation Administration dispute in the USA had a positive effect of MSEK 50. As a comparison, the first nine months last year was burdened by MSEK 373 for the write-down of the Welo receivable and of MSEK 184 related to the listing projects of Securitas Systems AB and Securitas Direct AB as well as the the relocation of the head office.

The Group's tax rate was 59.4 percent (31.1). Adjusted for non-deductible impairment of goodwill and tax on items affecting comparability the tax rate was 29.2 percent. The tax on these items includes a write-down of a deferred tax asset relating to an uncertainty about the use of a tax loss carry-forward arising from the exit of the LCM cash management business in the United Kingdom. The underlying tax rate was 25.1 percent adjusted for the revaluation of deferred tax assets relating to a tax loss carry-forward due to German and Danish tax reforms.

The tax rate of 31.1 percent in 2006 includes the tax effects of items affecting comparability of approximately 5 percentage points.

The net income was MSEK 560 (1,063). Earnings per share were SEK 1.53 (2.91).

Earnings per share before items affecting comparability and impairment losses of goodwill were SEK 3.74 (4.29).

Security Services North America

MSEK	July – September		January – September		January – December
	2007	2006	2007	2006	2006
Total sales	5,257	5,466	15,723	16,363	21,736
Organic sales growth, %	*3*	*5*	*3*	*6*	*5*
Operating income before amortization	279	277	804	805	1,088
Operating margin, %	*5.3*	*5.1*	*5.1*	*4.9*	*5.0*
Real change, %	*9*	-	*9*	-	-

Security Services North America provides specialized guarding services in the three countries of the North American continent: Canada, USA and Mexico. The division consists of one organization for National and Global Accounts; 10 geographical regions and three specialty regions (Automotive, Government Services and Energy) in the USA; plus Canada, Mexico and Pinkerton Consulting & Investigations. All in all, there are 97 areas, over 600 branch offices and more than 100,000 employees.

Security Services North America has service offerings in all segments in nearly every industry.

July – September 2007

Organic sales growth was 3 percent in the third quarter. The continuous focus on profitability rather than volume explains the lower growth compared to the third quarter 2006.

The operating margin was 5.3 percent, which is an improvement of 0.2 percentage points on the third quarter last year. The profitability of new sales is higher than the profitability in the average contract portfolio.

January – September 2007

Organic sales growth was 3 percent in the first nine months, compared to 6 percent for the same period last year.

The operating margin was 5.1 percent (4.9). The improvement in the operating margin is primarily driven by improved gross margins in the US guarding operations, which is in line with the company's strategy. The weaker US dollar negatively affects earnings in Swedish kronor and the real change was 9 percent in the third quarter as well as in the first nine months.

The client retention rate remained over 90 percent. The employee turnover increased slightly to 72 percent (71). The increase from last year is due to sustained improvement in the labor market in the USA.

Security Services Europe

MSEK	July – September 2007	July – September 2006	January – September 2007	January – September 2006	January – December 2006
Total sales	6,463	5,839	18,728	16,978	22,786
Organic sales growth, %	*7*	*8*	*8*	*7*	*7*
Operating income before amortization	370	336	1,017	933	1,316
Operating margin, %	*5.7*	*5.8*	*5.4*	*5.5*	*5.8*
Real change, %	*10*	-	*10*	-	-

As of January 1, 2007 the Securitas European guarding operation consists of Security Services Europe, providing specialized guarding operations for large and medium-sized customers in 20 countries, and Aviation, providing airport security in nine countries. The organization is divided in over 700 branches with a total of approximately 90,000 employees.

July – September 2007

The organic sales growth was 7 percent in the third quarter and the trend in previous periods of strong new sales is continuing in most markets.

The operating margin was 5.7 percent, which is slightly lower than the third quarter 2006. After adjustement for the impact of last year's repayment of pension premiums from FORA AB in Sweden in the amount of MSEK 6, the margin was unchanged. Operating income showed a real change of 10 percent in the third quarter.

January – September 2007

The organic sales growth was 8 percent in the first nine months, which is a positive development compared to 7 percent for the same period last year. Strong organic sales growth was seen in markets such as Norway, Denmark, Estonia, Switzerland, Austria, Turkey and Eastern Europe. In Germany, the lost US Army contract and sales related to the Football World Cup in 2006, resulted in negative organic sales growth. Adjusted for this decline, the growth rate in Germany would have been around 9 percent.

Aviation security is continuing to show double digit organic sales growth, which is largely attributable to the Arlanda and Bromma contract in Sweden that started in February 2007 and have a total value of approximately MSEK 1,000 over five years.

The operating margin was 5.4 percent in the first nine months, compared to 5.5 percent in the first nine months of last year. After adjustment for the impact of last year's repayment of pension premiums from FORA AB in Sweden in the amount of MSEK 18, the margin remains unchanged. Operating income showed a real change of 10 percent in the period.

There is continued pressure on price levels and the gross margins within Security Services Europe. The employee turnover is at the same level as in 2006, 38 percent. The strong growth in most European countries puts pressure on the organization's ability to retain its employees.

Mobile and Monitoring

MSEK	July – September		January – September		January – December
	2007	2006	2007	2006	2006
Total sales	1,230	1,132	3,571	3,291	4,419
Organic sales growth, %	*5*	*5*	*6*	*3*	*4*
Operating income before amortization	160	176	423	444	597
Operating margin, %	*13.0*	*15.5*	*11.8*	*13.5*	*13.5*
Real change, %	*-9*	-	*-4*	-	-

Mobile provides mobile security services for small and medium-sized businesses. Services range from beat patrol, call-out services, and city patrol to key-holding services. The average contract value is EUR 300 per month. The customer base consists of firms that cannot have or do not need a full-time security service. Mobile operates in 11 countries across Europe and has 8,750 employees in 37 areas and 274 branches.

Monitoring provides electronic alarm surveillance, and operates under the brand name of Alert Services. Its core business is to provide independent alarm, security and safety monitoring services for both homes and businesses. Alert Services operates in eight countries across Europe and has 750 employees.

July – September 2007

The organic sales growth was 5 percent in the third quarter, which is unchanged compared to the third quarter 2006. Mobile has a clear focus on building a stronger and larger sales force in order to drive new sales and organic sales growth.

The operating margin was 13.0 percent (15.5) and has been impacted by the cost of building up of the sales organization and starting up new mobile routes.

January – September 2007

The organic sales growth was 6 percent for the first nine months, compared to 3 percent for the same period last year. The growth was helped by the division's growth strategy, including expansion of the sales organization.

In Mobile, strong organic sales growth was seen in markets such as Norway and Spain. In Monitoring, the Netherlands and Finland had strong organic sales growth.

The operating margin was 11.8 percent, compared to 13.5 percent in 2006, and has been impacted by the costs of investment in sales and marketing.

Loomis

MSEK	July – September 2007	July – September 2006	January – September 2007	January – September 2006	January – December 2006
Total sales	**2,955**	**2,905**	**8,547**	**8,630**	**11,474**
Organic sales growth, %	*0*	*5*	*0*	*6*	*5*
Operating income before amortization	**50**	**217**	**333**	**600**	**838**
Operating margin, %	*1.7*	*7.5*	*3.9*	*7.0*	*7.3*
Real change, %	*-76*	*-4*	*-42*	*1*	-
Operating income before amortization, excl. LCM	**159**	**204**	**512**	**580**	**789**
Operating margin, excl. LCM, %	*5.8*	*7.6*	*6.5*	*7.3*	*7.5*

Loomis provides a complete range of integrated cash handling solutions and has a strong market position in the USA and in Western Europe. Services are primarily targeted at central banks, commercial banks, retail chains and shops. Loomis provides customers with a secure and efficient service for cash handling.

Services are divided into three areas: Cash transport, Cash handling and Technical services.

Loomis is a separate legal entity within the Securitas Group.

In late 2006 the division started its re-branding from Securitas Cash Handling Services to Loomis, which is the brand name for all operations in Europe and the USA. The re-branding project has now been completed.

Securitas plans to list Loomis on the OMX Nordic Exchange. Due to the development in the cash handling operation in the United Kingdom, Loomis Cash Management (LCM), the listing is planned for late 2008.

Lars Blecko has been appointed as the new Managing Director of Loomis, taking over from Håkan Ericson.

On October 25, the County administrative court in Stockholm decided that the earlier decision made by the Stockholm County administrative board, to withdraw Loomis Sweden's permit to operate cash transports no longer is valid (inhibition). The court's decision is immediately effective and valid until the court finalizes the case. Loomis Sweden has initiated an internal action programme to ensure that all employees are in compliance with the stipulated rules and regulations regarding training.

July – September 2007

The organic sales growth was 0 percent (5) in the third quarter. The growth remains slow in the USA. In the United Kingdom sales are below last year due to a loss of volume within the Loomis Cash Management operation. In Sweden the volume was reduced due to the loss of the Swedbank contract in early 2007. The focus in Denmark on profitability rather than volume has negatively reduced the growth in the quarter. The Danish operation remains unprofitable and measures are being taken to turn this situation around. Loomis prioritizes profitability – even at the expense of growth – in order to restore acceptable profit margins in markets where profitability is unsatisfactory.

The operating income, MSEK 50 (217), was substantially lower than last year. The operational losses and costs related to legal investigations and audits at the LCM operation in the United Kingdom are the main reasons for this. LCM accounts for MSEK 122 of the total decrease. The costs associated with the change of Managing Director at Loomis, in the amount of MSEK 19, also negatively affected the quarter.

January – September 2007

The organic sales growth was 0 percent (6). The explanation for the third quarter results also applies to the first nine months.

The weaker US dollar and 0.5 percentage points lower operating margin has negatively affected US operation's earnings compared to the first nine months last year. The costs for wage harmonization in France have also reduced the operating margin.

The operating income was MSEK 333 (600). Loomis is negatively impacted by the various problems facing the LCM operation in the United Kingdom. Firstly, the investigation costs and the legal costs related to the exit negotiations with HSBC and Barclays, secondly the audit and legal investigation costs related to the non-compliance of the Note Circulation Rules in the United Kingdom and finally the LCM operation being loss-making. LCM accounts for MSEK 199 of the total decrease in operating income the first nine months 2007. Excluding these costs and the loss-making LCM operation, Loomis' operating margin for the first nine months was 6.5 percent (7.3) and the operating income was MSEK 512 (580). Negotiations and investigations are expected to be finalized in the fourth quarter 2007, and it will then be possible to finally determine the financial outcome of the provisions made of MGBP 61 (MSEK 824) as of December 31, 2006 and the additional MGBP 15 (MSEK 206) as of June 30, 2007.

CASH FLOW

July – September 2007

Operating income before amortization amounted to MSEK 831 (957). Net investments in fixed assets after depreciation amounted to MSEK 47 (72).

Changes in accounts receivable amounted to MSEK -555 (-774). Changes in other operating capital employed amounted to MSEK 605 (702).

Cash flow from operating activities amounted to MSEK 928 (957), equivalent to 112 percent (100) of operating income before amortization.

Free cash flow was MSEK 680 (677), equivalent to 127 percent (101) of adjusted income.

Cash flow from investing activities, acquisitions was MSEK -332 (-33).

Cash flow from items affecting comparability was MSEK -682 (-102). This is mainly explained by a payment of MSEK 654 to settle part of the cash stock variance for LCM in the United Kingdom. A provision was made for this as of December 31, 2006.

Cash flow from financing activities was MSEK 197 (3,125).

Cash flow for the period was MSEK -137 (3,667).

January – September 2007

Operating income before amortization amounted to MSEK 2,437 (2,595). Net investments in fixed assets after depreciation amounted to MSEK 72 (56).

Changes in accounts receivable amounted to MSEK -1,028 (-1,128). Changes in other operating capital employed amounted to MSEK 694 (133).

Cash flow from operating activities amounted to MSEK 2,175 (1,656), equivalent to 89 percent (64) of operating income before amortization. The cash flow from operating activities has been impacted positively by MSEK 181 from the liquidation of Securitas Employee Convertible 2002 Holding S.A.

Free cash flow was MSEK 1,261 (778), equivalent to 79 percent (45) of adjusted income.

Cash flow from investing activities, acquisitions was MSEK -594 (-275).

Cash flow from items affecting comparability was MSEK -710 (-102). This is mainly explained by a payment of MSEK 654 to settle part of the cash stock variance for LCM in the United Kingdom. A provision was made for this as of December 31, 2006.

Cash flow from financing activities was MSEK 1,741 (2,553).

Cash flow for the period was MSEK 1,698 (2,953).

CAPITAL EMPLOYED AND FINANCING

As of September 30, 2007

The Group's operating capital employed was MSEK 5,545 (4,669 as of December 31, 2006).

Acquisitions increased operating capital employed by MSEK 157 in the first nine months.

Acquisitions have increased consolidated goodwill by MSEK 254. The annual impairment test of goodwill in the Group's Cash Generating Units took place during the third quarter 2007 when the business plans for 2008 were being prepared. As a result of this a decision was made to recognize impairment losses of goodwill amounting to MSEK 350 in Security Services Netherlands and Mobile Netherlands. The impairment does not affect the cash flow. Adjusted for negative exchange rate differences of MSEK 301 total goodwill for the Group amounted to MSEK 13,635 (14,032 as of December 31, 2006).

Acquisitions have increased acquisition related intangible fixed assets by MSEK 166 during the first nine months 2007. After amortization of MSEK 75, reclassifications of MSEK -22 and positive exchange rate differences of MSEK 1, acquisition related intangible fixed assets amounted to MSEK 534 (464 as of December 31, 2006) .

The Group's total capital employed was MSEK 19,715 (19,338 as of December 31, 2006). The translation of foreign capital employed to Swedish kronor decreased the Group's capital employed by MSEK 332 after taking into account net investment hedging and MSEK 407 before net investment hedging of MSEK 75.

The return on capital employed was 9 percent (8 as of December 31, 2006).

The Group's net debt amounted to MSEK 10,813 (9,735 as of December 31, 2006). Acquisitions and acquisition related payments in 2007 increased the Group's net debt by MSEK 594, of which purchase price payments accounted for MSEK 572, assumed net debt for MSEK 5 and acquisition related restructuring costs paid for MSEK 17. During the third quarter LCM in the United Kingdom has settled part of the variance provided for in December 2006 by paying MSEK 654 into escrow accounts with HSBC and Barclays. The net debt has consequently increased by a corresponding amount and the operating capital employed has increased as a result of this utilization of part of the provision made in December 2006. The Group's net debt decreased by MSEK 121 in the first nine months due to the translation to Swedish kronor of net debt in foreign currencies.

Dividends of MSEK 1,132 (1,278) were paid to the shareholders in April 2007.

The four convertible loans issued by Securitas AB to Securitas Employee Convertible 2002 Holding S.A. in Luxembourg in May 2002, totaling MEUR 254, were repaid back on May 2, 2007. No conversions have taken place.

In the first quarter 2007, Securitas AB's 6.125 percent MEUR 500 Euro Bond was reclassified from an interest bearing long-term liabilitity to an interest bearing current liability as it matures in March 2008. Securitas has access to long-term funding through its MUSD 1,100 Revolving Credit Facility that matures in 2011 and its MEUR 550 Term Loan Facility maturing in 2010.

The interest coverage ratio amounted to 4.5 (3.6). The free cash flow to net debt ratio amounted to 0.21 (0.17).

Interest expense for the period on the convertible debenture loans that matured on May 2, 2007 amounted to MSEK -30 (-30).

Shareholders' equity amounted to MSEK 8,902 (9,603 as of December 31, 2006). The translation of foreign assets and liabilities to Swedish kronor impacted shareholders' equity by MSEK -211 after taking into account net investment hedging of MSEK 75 and MSEK -286 before net investment hedging. Refer to page 22, Statement of recognized income and expense, for further information.

The total number of outstanding shares amounted to 365,058,897 as of September 30, 2007. The average number of shares after full conversion of the convertible debenture loans that matured on May 2, 2007 was 370,817,179 for the first nine months 2007.

ACQUISITIONS

All acquisition calculations are finalized no later than one year after the acquisition is made.

Acquisitions January – September 2007 (MSEK)

Company	Division [1]	Included from	Annual sales [2]	Enterprise value [3]	Goodwill	Acq. related intangible fixed assets
Opening balance					**14,032**	**464**
KARE, *Turkey* [4]	Security Services Europe	n/a	-	54	15	-
Black Star, *Spain* [4]	Security Services Europe	n/a	-	47	-	-
Chubb van den Enden, *the Netherlands*	Security Services Europe and Mobile & Monitoring	March 1	56	17	-	16
PSI, *Spain* [5]	Security Services Europe	n/a	-	44	8	-
Protection Service, *France*	Security Services Europe	April 1	210	20	-	20
Seguridad Argentina, *Argentina*	New Markets [7]	May 1	186	20	24	34
CPI Security, *Romania*	Security Services Europe	May 1	87	2	-	13
Seguridad Burns de Colombia, *Colombia*	New Markets [7]	June 1	72	15	7	13
G4S Cash Services, *France*	Loomis	July 2	405	234	174	-
Brink's cash handling, *UK*	Loomis	August 6	158	18	-	-
Guardian Armored Security cash handling, *USA*	Loomis	September 1	55	23	-	12
Cono Sur, *Argentina*	New Markets [7]	September 1	58	33	20	9
Other acquisitions [6]			147	50	6	49
Total acquisitions January – September 2007			-	**577**	**254**	**166**
Impairment losses of goodwill					-350	-
Amortization of acquisition related intangible fixed assets					-	-75
Reclassification					-	-22
Translation differences					-301	1
Closing balance					**13,635**	**534**

1) Refers to division with main responsibility for the acquisition. 2) Estimated annual sales. 3) Purchase price plus acquired net debt. 4) Deferred considerations paid in Q1 2007 for KARE and Black Star acquisitions. 5) Deferred consideration paid in Q2 2007 for PSI acquisition. 6) Värmlandsvakt (contract portfolio), Schäferhundvakt (contract portfolio), Royal Säkerhet AB and Kristianstad Hundbevakning (contract portfolio), Services Sweden, Rometex Oy (contract portfolio), Services Finland, IDS (contract portfolio), Services Germany, Actir, Services France, Actir (contract portfolio), Alert Services France, Patrol (contract portfolio), Services Switzerland, FSA P NV, Services Belgium, Eurecu (contract portfolio), Kuypers (contract portfolio) and Hummel (contract portfolio), Alert Services Netherlands, Aseco and Proguard, Services Uruguay, Security Services Northwest, Loomis USA, Facility Network A/S, Services Denmark. 7) New Markets is included in the segment Other.

KARE, Turkey

As announced in the full year report for 2006 Security Services Europe has, through DAK Güvenlik, acquired 100 percent of KARE in Turkey. The company, which has 900 employees, has annual sales of MTRY 15 (MSEK 72) in guarding services.

Black Star, Spain

Black Star in Spain was acquired in December 2005 and a deferred consideration of MEUR 5 (MSEK 47) was paid as planned during the first quarter 2007. A further MEUR 5 will be paid in the first quarter 2008.

Chubb van den Enden, the Netherlands

In March 2007, Securitas acquired Chubb van den Enden in the Netherlands which had total sales of MEUR 6 (MSEK 56), in 2006 and 200 employees. This acquisition confirms Securitas' market-leading position in mobile guarding in the Netherlands.

PSI, Spain

PSI in Spain was acquired in June 2006 and a deferred consideration of MEUR 5 (MSEK 44) was paid as planned during the second quarter 2007. A further MEUR 5 will be paid during the second quarter 2008.

Protection Service, France

In April 2007, Security Services Europe acquired certain assets and customer contracts from Protection Service in France. This company is focused on retail clients and Securitas has taken over personnel and

customers representing annual sales of MEUR 23 (MSEK 210). This acquisition makes Securitas the leading player in the French private security market for retail customers.

Seguridad Argentina, Argentina

In April 2007, Securitas in Argentina entered into an agreement to acquire 100 percent of the shares in Seguridad Argentina. This acquisition will bring estimated sales in 2007 of approximately MARS 84 (MSEK 186). Seguridad Argentina is one of the four major players in security services in Argentina with 2,500 employees. This acquisition makes Securitas the leading security services supplier in Argentina with approximately 7,000 employees and annual sales of MSEK 500.

CPI Security, Romania

In April 2007, Security Services Europe agreed to acquire 55 percent of the shares in CPI Security in Romania. Under the agreement the remaining 45 percent will be purchased in 2010 and the purchase will be based on the financial performance of the company until the year 2009. CPI Security is one of the major players on the Romanian security market. The company's estimated annual sales in 2007 are MRON 30 (MSEK 87) and it has more than 2,000 employees.

Seguridad Burns de Colombia, Colombia

Following the strategy to expand the Latin American platform, Securitas has acquired 71 percent of the shares in Seguridad Burns de Colombia. Under this agreement the remaining 29 percent of the shares will be purchased in 2010 and the purchase will be based on the financial performance of the company in 2009. The company has approximately 1,000 employees. The company's annual sales are about MCOL 21,500 (MSEK 72).

G4S cash handling operation, France

In line with the strategy to become the leading company in the local markets where Loomis has a presence, Loomis has acquired the G4S cash handling operation in France with 720 employees. The acquisition makes Loomis the market leader in France. The operation has annual sales of approximately MEUR 46 (MSEK 430).

Brinks' cash handling operation, Great Britain

Loomis has acquired Brinks' cash handling operations in Great Britain. The enterprise value is approximately MGBP 1.1 (MSEK 18). The operation were consolidated into Loomis' accounts on August 6, 2007.

The Brinks' cash handling operations in Great Britain consists of 350 employees, whereof 260 are in England and 90 in Scotland. The operation has annual sales of approximately MGBP 13 (MSEK 180) and comprises cash transportation and ATM services.

Guardian Armored Security cash handling operation, USA

Loomis has acquired Guardian Armored Security, a Michigan-based cash handling services company. This acquisition makes Loomis the leading cash handling company in the Michigan market. The enterprise value is approximately MUSD 4 (MSEK 23). The operation was consolidated into Loomis' accounts on September 1, 2007.

The Guardian cash handling operations in Michigan consists of 205 employees based in three operating locations within the state. The operation has annual sales of approximately MUSD 9 (MSEK 64) and comprises transportation and cash management services.

Cono Sur, Argentina

As part of the strategy to grow the business in Latin America, Securitas in Argentina has entered into an agreement to acquire 100 percent of the shares in the security services company Cono Sur. The final enterprise value is estimated at MARS 17 (MSEK 33). Consolidation into Securitas took place on September 1, 2007.

Cono Sur has annual sales of approximately MARS 27 (MSEK 60). The company operates in the Province of Buenos Aires, the City of Buenos Aires and the southern part of the country. Cono Sur is primarily active within permanent guarding, in the health, banks and industry market segments.

Securitas is already the market leading security services company in Argentina. With this acquisition Securitas adds important clients to its portfolio.

OTHER SIGNIFICANT EVENTS

USA – Globe/Federal Aviation Administration

This dispute was settled in the first quarter 2007.

Spain – Esabe

The final settlement has been signed by all parties and has been submitted to the relevant Spanish court for approval. A provision for the settlement amount was established as of December 31, 2006. The court has approved the settlement. The court's approval has, however, been appealed.

Spain – Overtime compensation

All major security companies in Spain have been compensating their employees in respect of overtime work in accordance with a labor agreement covering the period 2005 to 2008. In February 2007, the Spanish Supreme Court ruled that the overtime compensation under the existing labor agreement was not in compliance with Spanish law.

The potential exposure in respect of overtime compensation payable to employees of the security services and guarding companies in Spain has increased due to the failure of the major security companies and the local unions to negotiate a settlement agreement on the overtime compensation. A petition has been lodged with the lower court in Spain seeking specific guidance as to how overtime compensation shall be calculated. The decision has been postponed by the court and is now expected in the beginning of 2008.

In the absence of the specific guidance on overtime compensation Securitas will have to prepare for several suits from employees and former employees in respect of historic overtime compensation.

Simultaneously, one industry association has commenced legal proceedings in an attempt to invalidate the current collective bargaining agreement due to an alleged imbalance created by the earlier decision on overtime pay by the Supreme Court. Judgment is not expected until the beginning of 2008. This decision may also be appealed.

Given the lack of judicial guidance in this area, it is not possible to make a reliable estimate of the amount of additional compensation which will need to be paid. The possible exposure could be in the range of MEUR 20–30.

Brazil – Estrela Azul

In connection with the efforts of Securitas to expand its activities in South America, Securitas entered into an agreement in 2005 with respect to the possible acquisition of a security guarding company in Brazil. The company has since filed for protection from its creditors under Brazilian legislation providing for a judicial restructuring process. In connection with the commencement of this judicial restructuring process, the company has asserted a claim of MUSD 155 against Securitas alleging that Securitas is responsible for the company's failure. Securitas, being a creditor in the insolvency matter, has objected to the company's restructuring plan proposed in the judicial restructuring process. In addition, a number of employees who claim to be owed wages have named Securitas in addition to other parties in pending labor suits. Securitas management believes that these claims are without merit.

Germany – US Army

Securitas Germany has filed a law suit against the US Army for unpaid services under a now expired contract for guarding services. Securitas' claim is approximately MEUR 4.4. The US Army has filed a counterclaim of MEUR 10.5 plus penalties (counterclaim amount maximized to three times the base claim) alleging over-billings by Securitas. Securitas management believes its claim to be well-founded and the US Army counterclaim to be without merit.

The United Kingdom – Loomis Cash Management (LCM)

On July 25, 2007, Securitas, HSBC and Barclays signed a Heads of Terms agreement regarding the intention of Loomis to exit the LCM cash handling services that it provides to the two banks in the United Kingdom. According to the Heads of Terms agreement, the exit is expected to take place in the fourth quarter 2007.

Securitas and the banks have agreed that the intention is for Loomis to transfer the part of the business relating to management of cash for HSBC and Barclays back to those banks. According to the Heads of Terms agreement the LCM business will continue to operate as usual until the exit date and that the transfer will be completed without any interruption of services to customers.

No changes in the provision of MGBP 61 (MSEK 824), established as of December 31, 2006, has been deemed justified. The final result of the additional stocktaking is expected to be completed in the fourth quarter 2007, as well as the final outcome of the exit negotiations with HSBC and Barclays.

During Loomis' work to improve its internal control and cut-off processes in the cash handling services of LCM, it came to the attention of management in the second quarter 2007 that for some time LCM had been making declarations that did not comply with the Note Circulation Rules (NCS Rules) in the United Kingdom. In particular, the value of notes eligible for declaration under the NCS Rules appears to have been overstated. One important consequence is that any overstatement could reduce LCM's financing costs.

Both Securitas and the Bank of England have launched investigations into the extent and consequences of declarations made by LCM. KPMG has been retained for this investigation. As required under the NCS Rules, Loomis will pay the costs for this investigation. Securitas has also indemnified the Bank of England against these costs as well as the potential loss of interest and contractual penalties that it is entitled to claim as a direct result of this matter. The investigations are expected to be completed in the fourth quarter 2007. By that time it will be possible to determine Loomis' liability and the total amount of any sums payable as a result.

Securitas has made a provision of MGBP 15 (MSEK 206) in respect of monies that it may owe in connection with LCM's membership of the Note Circulation Scheme. This is an estimate and the amount is expected to be determined in the fourth quarter 2007.

LCM will cease to be a member of the Note Circulation Scheme in the United Kingdom once the business has been taken over by Barclays and HSBC.

For further background information regarding items affecting comparability and contingent liabilities, please refer to the published Annual Report for 2006.

Securitas Employee Convertible series 1-4 2002/2007

The conversion period for the four convertible loans, issued by Securitas to Securitas Employee Convertible 2002 Holding in Luxembourg in May 2002, ended on April 18, 2007. The loans amounted to EUR 254,497,500 corresponding to 14,555,657 new series B-shares in Securitas AB. No conversion has taken place and the loans were paid back in full on May 2, 2007. Securitas Employee Convertible 2002 Holding has now been liquidated according to plan.

New syndicated loan facility

In May, Securitas signed a three year MEUR 550 Multi-Currency Term Loan Facility. The Mandated Lead Arrangers and Bookrunners were BNP Paribas, Citi, The Royal Bank of Scotland and SEB. The Facility will be used for refinancing of expiring committed financing as well as for general corporate purposes. The syndication was oversubscribed having been launched at MEUR 450.

RISKS AND UNCERTAINTIES

Risks in connection with Securitas' ongoing operations fall into two main categories: operational risks and financial risks. Operational risks are managed with a decentralized approach by the local operations and financial risks are managed centrally by the Group's Treasury Center. In addition to this there are also certain risks connected to the acquisitions made by the Group.

Operational Risks

Operational risks are risks associated with the day-to-day operations and the services provided to customers. These risks may arise when services provided do not meet the required standards and result in loss of property, damage to property or bodily injury. Securitas uses a business risk evaluation model to assess these types of operational risks on an ongoing basis. The model is described in the published Annual Report for 2006 on pages 28 and 29.

Another type of operations-related risk which may impact profitability is the risk that Securitas will not be able to increase prices to be paid by customers in order to compensate fully for increases in wages and related costs.

Financial Risks

Financial risks arise because the Group has external financing needs and operates in a number of foreign currencies. The risks are mainly:
- Interest rate risk
- Foreign currency risk
- Financing risk
- Credit/Counterparty risk

The Group's management of these risks is described in Note 6 in the published Annual Report for 2006.

Acquisition Risks

The Group has made a significant number of acquisitions over the years and will as part of the Group's strategy continue to acquire security companies. Although the Group has demonstrated in the past the ability to successfully integrate acquired businesses the integration of new companies always carries certain risks. The profitability of the acquired company may be lower than expected or certain costs in connection with the acquisition may be higher than expected.

Items affecting comparability

For the forthcoming three-month period, the financial impact of certain items affecting comparability, i.e. the disputes in Brazil, Spain, LCM and Germany as described in the section Other Significant Events in this report, may vary from the current financial estimates and provisions made by management. This could affect the profitability of the Group.

The preparation of financial reports requires the Board of Directors and Group Management to make estimates and judgments. Estimates and judgments will impact both the statement of income and the balance sheet as well as disclosures such as contingent liabilities. Actual results may differ from these estimates and judgments under different assumptions and conditions. For further information regarding estimates and judgments, please refer to Note 4 in the published Annual Report for 2006.

PARENT COMPANY OPERATIONS

The Parent Company of the Group, Securitas AB, conducts no operating activities. Securitas AB provides Group Management and support functions.

January – September 2007

The Parent Company's income amounted to MSEK 289 (348) and mainly relates to administrative contributions and other income from subsidiaries.

Financial income and expenses amounted to MSEK 126 (1,266). The difference compared to last year is explained by lower intra-group dividend income. Last year included intra-group dividends resulting from the restructuring of the Group that was carried out in connection with the listing of Securitas Systems AB and Securitas Direct AB.

The income after financial items amounted to MSEK 208 (1,281).

As of September 30, 2007

The Parent Company's fixed assets amounted to MSEK 51,703 (53,032 as of December 31, 2006) and mainly comprise shares in subsidiaries of MSEK 51,618 (51,581 as of December 31, 2006). Current assets amounted to MSEK 17,068 (13,979 as of December 31, 2006) of which liquid funds amounted to MSEK 2,300 (813 as of December 31, 2006).

Shareholders' equity amounted to MSEK 24,007 (24,954 as of December 31, 2006).

The Parent Company's liabilities amounted to MSEK 44,765 (42,057 as of December 31, 2006), and mainly consists of interest-bearing debt.

For further information, please refer to the Parent Company's condensed financial statements on page 26.

ACCOUNTING PRINCIPLES

In general

Securitas' consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IAS/IFRS as endorsed by the European Union) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

This interim report has been prepared in accordance with IAS 34 Interim Financial Reporting and RR 31, Consolidated Interim Financial Reporting. The most important accounting principles under IFRS – which is the basis for the preparation of this interim report – can be found in Note 2 on pages 74 to 78 in the published Annual Report for 2006. The accounting principles are also available on the Group's website www.securitas.com under the section Financial Information – Accounting Principles.

The Parent Company's financial statements are prepared in accordance with the Swedish Annual Accounts Act and the Swedish Financial Accounting Standards Council's standard RR 32:06 Reporting by legal entities. The most important accounting principles used by the Parent Company can be found in Note 39 on page 104 in the published Annual Report for 2006.

Segment reporting

The Group has changed its segment reporting structure effective January 1, 2007 and the primary segments now comprise:

Security Services North America (previously Security Services USA)

The change of name does not involve any change in respect of the operations the segment includes. Further information regarding the segment is provided on page 5.

Security Services Europe

As of January 1, 2007 Security Services Europe excludes the operations included under the new primary segment Mobile and Monitoring. Further information regarding the segment is provided on page 6.

Mobile and Monitoring

The operations of Mobile and Monitoring the primary segment were previously a part of Security Services Europe. Further information regarding the new segment is provided on page 7.

Other

In addition to the head office and the Group's joint venture Securitas Direct S.A. (Switzerland), the segment now also includes the operations in Latin America. In 2006 the operations in Argentina were included in Security Services Europe. From January 1, 2007 the operations in Argentina as well as the newly acquired operations in Uruguay and Colombia form part of the segment Other.

Loomis (previously Cash Handling Services)

The change of name does not involve any change in respect of the operations the segment includes. Further information regarding the segment is provided on pages 8–9.

Comparatives have been restated to reflect the change in segment structure.

Disposal Group (IFRS 5)

As of July 1, 2007 the Group has recognized certain assets and liabilities as belonging to a so called disposal group. The disposal group relates to the exit of the operations of LCM in the United Kingdom. The framework for disposal groups can be found in IFRS 5 non-current assets held for sale and discontinued operations. A disposal group is a group of assets that are to be sold along with related liabilities that are to be transferred as part of the same transaction. To qualify as a disposal group the assets and liabilities shall be recovered principally through a sales transaction, not through continuing use. The disposal group should also be immediately available for sale and its sale must be highly probable within a horizon of one year. A disposal group is measured in two steps. First, all assets and liabilities are measured in accordance with the relevant standard. The disposal group as a whole is then re-measured to the lower of the carrying amount and the fair value less cost to sell. A re-measurement should be carried out at each balance sheet date subsequent to the initial recognition and measurement as a disposal group. Subsequent to the initial recognition as a disposal group no depreciation or amortization should reduce the carrying amount of any non-current assets included in the disposal group. Assets and liabilities included in a disposal group shall be presented separately on the face of the balance sheet. Further information regarding the disposal group can be found in the balance sheet on page 21 and in Note 11 on page 25.

ANNUAL GENERAL MEETING 2008

Securitas' Annual General Meeting will be held on Thursday, April 17, 2008 in Stockholm.

Stockholm, November 9, 2007

Alf Göransson

President and Chief Executive Officer

This report has not been reviewed by the company's auditors.

Income

MSEK	Jul-Sep 2007	Jul-Sep 2006	Jan-Sep 2007	Jan-Sep 2006	Jan-Dec 2006	Jan-Dec 2005
Continuing operations						
Sales	15,605.9	15,076.8	45,891.8	44,682.1	59,552.5	56,801.1
Sales, acquired business	404.8	292.7	919.0	660.9	970.5	1,399.5
Total sales	16,010.7	15,369.5	46,810.8	45,343.0	60,523.0	58,200.6
Organic sales growth, % [1]	*4*	*6*	*5*	*6*	*6*	*4*
Production expenses	-13,042.1	-12,481.5	-38,159.9	-36,871.1	-49,029.8	-46,781.8
Gross income	2,968.6	2,888.0	8,650.9	8,471.9	11,493.2	11,418.8
Selling and administrative expenses	-2,142.8	-1,931.1	-6,227.8	-5,876.6	-7,907.0	-7,892.8
Other operating income [2]	5.0	-	13.8	-	4.9	-
Operating income before amortization	830.8	956.9	2,436.9	2,595.3	3,591.1	3,526.0
Operating margin, %	*5.2*	*6.2*	*5.2*	*5.7*	*5.9*	*6.1*
Amortization and impairment of acquisition related intangible fixed assets [3]	-372.8	-25.3	-425.0	-72.1	-93.3	-98.1
Acquisition related restructuring costs	-16.2	-0.2	-17.1	-0.5	-0.4	-1.1
Items affecting comparability	-4.3	-158.3	-199.4	-557.3	-2,060.2	-150.6
Operating income after amortization	437.5	773.1	1,795.4	1,965.4	1,437.2	3,276.2
Financial income and expense	-148.3	-128.3	-414.8	-398.6	-519.8	-483.2
Revaluation of financial instruments [4]	-7.3	-17.8	-4.0	-27.8	-35.8	36.2
Share in income of associated companies	-	0.4	2.2	1.1	1.2	11.8
Income before taxes	281.9	629.4	1,379.0	1,542.1	882.8	2,841.0
Net margin, %	*1.8*	*4.1*	*2.9*	*3.4*	*1.5*	*4.9*
Current taxes	-145.9	-160.3	-431.5	-480.0	-690.7	-777.5
Deferred taxes	-41.6	-35.2	-387.9	1.0	321.4	94.5
Net income for the period, continuing operations	94.4	433.9	559.6	1,063.1	513.5	2,158.0
Net income for the period, discontinued operations	-	67.6	-	338.5	338.5	555.7
Net income for the period, all operations	94.4	501.5	559.6	1,401.6	852.0	2,713.7
Whereof attributable to:						
Equity holders of the Parent Company	94.4	501.7	559.6	1,400.0	850.4	2,712.2
Minority interests	0.0	-0.2	0.0	1.6	1.6	1.5
Earnings per share before dilution, continuing operations (SEK)	0.26	1.19	1.53	2.91	1.41	5.91
Earnings per share before dilution, discontinued operations (SEK)	-	0.18	-	0.92	0.92	1.52
Earnings per share before dilution, all operations (SEK)	0.26	1.37	1.53	3.83	2.33	7.43
Earnings per share after dilution, continuing operations (SEK)	0.26	1.17	1.53	2.91	1.41	5.84
Earnings per share after dilution, discontinued operations (SEK)	-	0.18	-	0.90	0.90	1.47
Earnings per share after dilution, all operations (SEK)	0.26	1.35	1.53	3.81	2.31	7.31

Cash flow

Operating cash flow MSEK	Jul-Sep 2007	Jul-Sep 2006	Jan-Sep 2007	Jan-Sep 2006	Jan-Dec 2006	Jan-Dec 2005
Continuing operations						
Operating activities						
Operating income before amortization	830.8	956.9	2,436.9	2,595.3	3,591.1	3,526.0
Investment in fixed assets	-321.0	-338.7	-1,011.8	-1,091.1	-1,511.8	-1,495.0
Reversal of depreciation	368.3	408.2	1,083.5	1,140.6	1,477.9	1,509.7
Change in accounts receivable	-554.7	-774.2	-1,028.3	-1,127.8	-702.6	-311.8
Changes in other operating capital employed	605.3	702.4	694.4	132.8	210.5	399.9
Cash flow from operational activities	928.7	956.8	2,174.7	1,655.8	3,065.1	3,627.8
Cash flow from operational activities, %	*112*	*100*	*89*	*64*	*85*	*103*
Financial income and expenses paid	-135.3	-123.0	-355.3	-382.0	-516.1	-445.3
Current taxes paid	-112.9	-156.8	-557.9	-495.9	-769.0	-796.9
Free cash flow	680.5	676.8	1,261.5	777.9	1,780.0	2,385.6
Free cash flow, % [5]	*127*	*101*	*79*	*45*	*75*	*105*
Cash flow from investing activities, acquisitions	-332.3	-32.8	-594.1	-275.1	-361.2	-862.5
Cash flow from items affecting comparability	-681.9	-102.2	-710.4	-102.2	-129.3	19.5
Cash flow from financing activities	197.2	3,125.3	1,740.5	2,552.7	-1,106.3	-3,313.5
Cash flow for the period, continuing operations	-136.5	3,667.1	1,697.5	2,953.3	183.2	-1,770.9
Cash flow for the period, discontinued operations	-	-1,727.2	-	-1,251.0	-1,251.0	2,026.2
Cash flow for the period, all operations	-136.5	1,939.9	1,697.5	1,702.3	-1,067.8	255.3

Cash flow MSEK	Jul-Sep 2007	Jul-Sep 2006	Jan-Sep 2007	Jan-Sep 2006	Jan-Dec 2006	Jan-Dec 2005
Cash flow from operations, continuing operations	303.4	911.1	1,545.8	1,766.3	3,162.1	3,896.8
Cash flow from operations, discontinued operations	-	24.3	-	563.4	563.4	965.9
Cash flow from operations, all operations	303.4	935.4	1,545.8	2,329.7	3,725.5	4,862.7
Cash flow from investing activities, continuing operations	-637.1	-369.3	-1,588.8	-1,365.7	-1,872.6	-2,354.2
Cash flow from investing activities, discontinued operations	-	-211.6	-	-676.4	-676.4	-1,060.6
Cash flow from investing activities, all operations	-637.1	-580.9	-1,588.8	-2,042.1	-2,549.0	-3,414.8
Cash flow from financing activities, continuing operations	197.2	3,125.3	1,740.5	2,552.7	-1,106.3	-3,313.5
Cash flow from financing activities, discontinued operations	-	-1,539.9	-	-1,138.0	-1,138.0	2,120.9
Cash flow from financing activities, all operations	197.2	1,585.4	1,740.5	1,414.7	-2,244.3	-1,192.6
Cash flow for the period, continuing operations	-136.5	3,667.1	1,697.5	2,953.3	183.2	-1,770.9
Cash flow for the period, discontinued operations	-	-1,727.2	-	-1,251.0	-1,251.0	2,026.2
Cash flow for the period, all operations	-136.5	1,939.9	1,697.5	1,702.3	-1,067.8	255.3

Notes 1–4 refers to page 24 and Note 5 refer to page 25.

File No. 82-34719

Change in net debt MSEK	Jul-Sep 2007	Jul-Sep 2006	Jan-Sep 2007	Jan-Sep 2006	Jan-Dec 2006	Jan-Dec 2005
Opening balance	-10,662.8	-12,829.7	-9,734.6	-11,944.8	-11,944.8	-10,633.1
Effect of change in accounting principle	-	-	-	-	-	-3.8
Opening balance adjusted in accordance with new principle	-10,662.8	-12,829.7	-9,734.6	-11,944.8	-11,944.8	-10,636.9
Cash flow for the period, all operations	-136.5	1,939.9	1,697.5	1,702.3	-1,067.8	255.3
Change in loans, all operations	-197.2	-1,585.4	-2,872.2	-2,692.4	968.6	97.4
Change in net debt before revaluation and translation differences, all operations	-333.7	354.5	-1,174.7	-990.1	-101.2	352.7
Revaluation of financial instruments, all operations [4]	-33.2	-23.2	-23.9	-15.3	-16.2	51.8
Translation differences, all operations	216.9	-126.8	120.4	325.0	695.2	-1,712.4
Impact from dividend of discontinued operations	-	1,632.4	-	1,632.4	1,632.4	-
Change in net debt, all operations	-150.0	1,838.9	-1,078.2	952.0	2,210.2	-1,307.9
Closing balance	-10,812.8	-10,992.8	-10,812.8	-10,992.8	-9,734.6	-11,944.8

Capital employed and financing

MSEK	Sep 30, 2007	Jun 30, 2007	Dec 31, 2006	Sep 30, 2006	Jun 30, 2006	Dec 31, 2005
Operating capital employed, continuing operations	5,545.2	5,143.3	4,669.2	6,512.4	6,337.7	5,923.7
Operating capital employed as % of sales, continuing operations [6]	*9*	*8*	*8*	*11*	*10*	*10*
Return on operating capital employed, continuing operations, % [7]	*34*	*35*	*29*	*47*	*49*	*60*
Goodwill, continuing operations	13,635.2	14,228.9	14,031.6	14,692.9	14,544.9	15,317.6
Acquisition related intangible fixed assets, continuing operations	534.1	540.0	464.2	446.1	414.3	359.3
Shares in associated companies, continuing operations	-	-	172.7	177.2	176.0	175.6
Capital employed, continuing operations	19,714.5	19,912.2	19,337.7	21,828.6	21,472.9	21,779.2
Return on capital employed, continuing operations % [8]	*9*	*9*	*8*	*13*	*14*	*16*
Capital employed, discontinued operations	-	-	-	-	4,980.6	4,733.5
Capital employed, all operations	19,714.5	19,912.2	19,337.7	21,828.6	26,453.5	26,517.7
Net debt, all operations	-10,812.8	-10,662.8	-9,734.6	-10,992.8	-12,829.7	-11,944.8
Shareholders' equity, all operations	8,901.7	9,249.4	9,603.1	10,835.8	13,623.8	14,572.9
Net debt equity ratio/multiple, all operations [9]	*1.21*	*1.15*	*1.01*	*1.01*	*0.94*	*0.82*

Balance Sheet

MSEK	Sep 30, 2007	Jun 30, 2007	Dec 31, 2006	Sep 30, 2006	Jun 30, 2006	Dec 31, 2005
ASSETS						
Fixed assets						
Goodwill	13,635.2	14,228.9	14,031.6	14,692.9	16,976.2	17,792.4
Acquisition related intangible fixed assets	534.1	540.0	464.2	446.1	677.6	638.5
Other intangible fixed assets	211.8	208.5	172.7	178.9	310.0	313.3
Tangible fixed assets	4,469.3	4,777.7	4,746.5	4,783.8	6,227.4	5,941.5
Shares in associated companies	-	-	172.7	177.2	176.0	175.6
Non-interest bearing financial fixed assets	1,974.6	2,124.0	2,484.3	2,172.8	1,960.9	2,135.6
Interest bearing financial fixed assets	160.5	182.2	1,251.8	1,231.3	1,268.3	1,166.8
Total fixed assets	20,985.5	22,059.3	23,303.8	23,683.0	27,596.4	28,166.7
Current assets						
Non-interest bearing current assets	11,975.7	11,758.9	10,500.7	12,079.4	14,149.7	13,974.9
Assets included in disposal group [11]	460.2	-	-	-	-	-
Other interest bearing current assets	1,307.4	1,215.6	247.3	125.0	257.2	668.5
Liquid funds	3,356.6	3,522.2	1,668.0	4,483.2	3,161.3	3,470.8
Total current assets	17,099.9	16,496.9	12,416.0	16,687.6	17,568.2	18,114.2
TOTAL ASSETS	38,085.4	38,556.2	35,719.8	40,370.6	45,164.6	46,280.9

MSEK	Sep 30, 2007	Jun 30, 2007	Dec 31, 2006	Sep 30, 2006	Jun 30, 2006	Dec 31, 2005
SHAREHOLDERS' EQUITY AND LIABILITIES						
Shareholders' equity						
Attributable to the equity holders of the Parent Company	8,901.4	9,249.1	9,602.7	10,835.4	13,614.2	14,571.4
Minority interests	0.3	0.3	0.4	0.4	9.6	1.5
Total shareholders' equity	8,901.7	9,249.4	9,603.1	10,835.8	13,623.8	14,572.9
Equity ratio,%	*23*	*24*	*27*	*27*	*30*	*31*
Long-term liabilities						
Non-interest bearing long-term liabilities	189.9	189.8	368.9	87.7	90.2	99.1
Interest bearing long-term liabilities	1,958.9	215.1	4,906.9	7,353.8	7,365.8	7,635.2
Non-interest bearing provisions	2,900.1	3,624.2	3,536.1	2,273.8	2,117.0	2,449.8
Total long-term liabilities	5,048.9	4,029.1	8,811.9	9,715.3	9,573.0	10,184.1
Current liabilities						
Non-interest bearing current liabilities	10,405.9	9,909.6	9,310.0	10,341.0	11,817.1	11,903.2
Liabilities included in disposal group [11]	50.5	-	-	-	-	-
Interest bearing current liabilities	13,678.4	15,367.9	7,994.8	9,478.5	10,150.7	9,615.7
Total current liabilities	24,134.8	25,277.7	17,304.8	19,819.5	21,967.8	21,523.9
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES	38,085.4	38,556.2	35,719.8	40,370.6	45,164.6	46,280.9

Notes 4 refer to page 24 and 6–9 and 11 refer to page 25

Statement of Recognized Income and Expense

MSEK	Sep 30, 2007 Attributable to equity holders of the Parent Company	Sep 30, 2007 Minority interests	Sep 30, 2007 Total	Dec 31, 2006 Attributable to equity holders of the Parent Company	Dec 31, 2006 Minority interests	Dec 31, 2006 Total	Sep 30, 2006 Attributable to equity holders of the Parent Company	Sep 30, 2006 Minority interests	Sep 30, 2006 Total
Net income/expense recognized directly in equity									
Actuarial gains and losses net of tax, all operations	96.7	-	96.7	-8.6	-	-8.6	82.6	-	82.6
Cash flow hedges net of tax, all operations [4]	-14.3	-	-14.3	14.1	-	14.1	9.1	-	9.1
Net investment hedges, all operations	74.5	-	74.5	354.5	-	354.5	229.4	-	229.4
Translation differences, all operations	-286.1	-0.1	-286.2	-1,288.8	-1.3	-1,290.1	-566.8	-1.3	-568.1
Net income/expense recognized directly in equity	-129.2	-0.1	-129.3	-928.8	-1.3	-930.1	-245.7	-1.3	-247.0
Net income for the period, all operations	559.6	0.0	559.6	850.4	1.6	852.0	1,400.0	1.6	1,401.6
Total income/expense for the period	430.4	-0.1	430.3	-78.4	0.3	-78.1	1,154.3	0.3	1,154.6

Changes in shareholders' equity is provided in Note 10.

Data per share

SEK	Jul-Sep 2007	Jul-Sep 2006	Jan-Sep 2007	Jan-Sep 2006	Jan-Dec 2006	Jan-Dec 2005
Share price, end of period, continuing operations *	85.00	92.00	85.00	92.00	106.00	90.00
Earnings per share before dilution and before items affecting comparability, continuing operations **	1.24	1.50	3.74	4.29	6.00	6.32
Earnings per share before dilution, continuing operations	0.26	1.19	1.53	2.91	1.41	5.91
Earnings per share before dilution, discontinued operations	-	0.18	-	0.92	0.92	1.52
Earnings per share before dilution, all operations	0.26	1.37	1.53	3.83	2.33	7.43
Earnings per share after dilution and before items affecting comparability, continuing operations **	1.24	1.48	3.74	4.27	5.97	6.24
Earnings per share after dilution, continuing operations	0.26	1.17	1.53	2.91	1.41	5.84
Earnings per share after dilution, discontinued operations	-	0.18	-	0.90	0.90	1.47
Earnings per share after dilution, all operations	0.26	1.35	1.53	3.81	2.31	7.31
Dividend	-	-	-	-	3.10	3.50
P/E-ratio after dilution and before items affecting comparability, continuing operations	-	-	-	-	18	14
Number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897
Average number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897
Number of shares after dilution	365,058,897	379,614,554	365,058,897	379,614,554	379,614,554	375,015,400
Average number of shares after dilution	365,058,897	375,015,400	370,817,179	375,015,400	376,165,189	378,712,105

* *The share price was recalculated after the dividend of Securitas Direct AB and Securitas Systems AB.*
** *For the purpose of the EPS calculation, the impairment losses of goodwill have also been adjusted for.*

Notes 4 and 10 refer to pages 25 and 26.

Segment overview January – September 2007 and 2006

The Group has changed its segment reporting structure effective January 1, 2007 and the primary segments now comprise: Security Services North America, Security Services Europe, Mobile and Monitoring, Other and Loomis. Further information is provided under the section for each division and under Accounting principles on page 18

Comparatives have been restated to reflect the change in segment structure.

January – September 2007 MSEK	Security Services North America	Security Services Europe	Mobile and Monitoring	Other	Eliminations	Security Services	Loomis	Eliminations	Group
Sales, external	15,723	18,705	3,452	386	-	38,266	8,545	-	46,811
Sales, intra-group	-	23	119	-	-127	15	2	-17	-
Total sales	**15,723**	**18,728**	**3,571**	**386**	**-127**	**38,281**	**8,547**	**-17**	**46,811**
Organic sales growth, %	***3***	***8***	***6***	-	-	***6***	***0***	-	***5***
Operating income before amortization	**804**	**1,017**	**423**	**-140**	-	**2,104**	**333**	-	**2,437**
Operating margin, %	***5.1***	***5.4***	***11.8***	-	-	***5.5***	***3.9***	-	***5.2***
Amortization and impairment of acquisition related intangible fixed assets [1]	-11	-263	-138	-3	-	-415	-10	-	-425
Acquisition related restructuring costs	-	0	-1	-	-	-1	-16	-	-17
Items affecting comparability	50	-	-	-	-	50	-249	-	-199
Operating income after amortization	**843**	**754**	**284**	**-143**	-	**1,738**	**58**	-	**1,796**
1) Amortization and impairment of acquisition related intangible fixed assets									
Amortization of acquisition related intangible fixed assets	-11	-24	-27	-3	-	-85	-10	-	-75
Impairment losses of goodwill	-	-239	-111	-	-	-350	-	-	-350
Total	-11	-263	-138	-3	-	-415	-10	-	-425

January – September 2006 MSEK	Security Services North America	Security Services Europe	Mobile and Monitoring	Other	Eliminations	Security Services	Loomis	Eliminations	Group
Sales, external	16,363	16,972	3,165	214	-	36,714	8,629	-	45,343
Sales, intra-group	-	6	126	-	-104	28	1	-29	-
Total sales	**16,363**	**16,978**	**3,291**	**214**	**-104**	**36,742**	**8,630**	**-29**	**45,343**
Organic sales growth, %	***8***	***7***	***3***	-	-	***6***	***8***	-	***6***
Operating income before amortization	**805**	**933**	**444**	**-187**	-	**1,995**	**600**	-	**2,595**
Operating margin, %	***4.9***	***5.5***	***13.5***	-	-	***5.4***	***7.0***	-	***5.7***
Amortization of acquisition related intangible fixed assets	-23	-17	-21	-1	-	-62	-10	-	-72
Acquisition related restructuring costs	-	-1	-	-	-	-1	-	-	-1
Items affecting comparability	-	-	-	-184	-	-184	-373	-	-557
Operating income after amortization	**782**	**915**	**423**	**-372**	-	**1,748**	**217**	-	**1,965**

Notes

Note 1 Organic sales growth

The calculation of organic sales growth (and the specification of currency changes on operating income and income before taxes) is specified below

Sales, MSEK	Jul – Sep 2007	Jul – Sep 2006	%
Total sales	16,011	15,370	*4*
Acquisitions/Divestitures	-405	-	
Currency change from 2006	443	-	
Organic sales	16,049	15,370	*4*

Sales, MSEK	Jan – Sep 2007	Jan – Sep 2006	%
Total sales	46,811	45,343	*3*
Acquisitions/Divestitures	-919	-	
Currency change from 2006	1,627	-	
Organic sales	47,519	45,343	*5*

Operating income, MSEK	Jul – Sep 2007	Jul – Sep 2006	%
Operating income	831	957	*-13*
Currency change from 2006	27	-	
Operating income	858	957	*-10*

Operating income, MSEK	Jan – Sep 2007	Jan – Sep 2006	%
Operating income	2,437	2,595	-6
Currency change from 2006	98	-	
Operating income	2,535	2,595	-2

Income before taxes, MSEK	Jul – Sep 2007	Jul – Sep 2006	%
Income before taxes	282	629	*-55*
Currency change from 2006	-44	-	
Income before taxes	238	629	*-62*

Income before taxes, MSEK	Jan – Sep 2007	Jan – Sep 2006	%
Income before taxes	1,379	1,542	*-11*
Currency change from 2006	7	-	
Income before taxes	1,386	1,542	*-10*

Note 2 Other operating income

Other operating income comprises of trademark fees from Securitas Direct AB and Securitas Systems AB

Note 3 Amortization and impairment of acquisition related intangible fixed assets

MSEK	Jul -Sep 2007	Jul -Sep 2006	Jan-Sep 2007	Jan-Sep 2006	Jan-Dec 2006 [2]	Jan-Dec 2005
Amortization of acquisition related intangible fixed assets	-22.9	-25.3	-75.1	-72.1	-93.3	-98.1
Impairment losses of goodwill [1]	-349.9	-	-349.9	-	-	-
Amortization and impairment of acquisition related intangible fixed assets	-372.8	-25.3	-425.0	-72.1	-93.3	-98.1
1) Whereof impairment losses of goodwill in:						
Security Services Europe	-239.4	-	-239.4	-	-	-
Mobile and Monitoring	-110.5	-	-110.5	-	-	-
Total	-349.9	-	-349.9	-	-	-

2) In December 2006 an impairment loss of goodwill of MSEK 41,2 was recognized in respect of Loomis Cash Management The amount was recognized as an item affecting comparability and consequently is not inclued in Jan-Dec 2006 above

Note 4 Revaluation of financial instruments

MSEK	Jul -Sep 2007	Jul -Sep 2006	Jan-Sep 2007	Jan-Sep 2006	Jan-Dec 2006	Jan-Dec 2005
Recognized in the statement of income						
Revaluation of financial instruments	-7.3	-17.8	-4.0	-27.8	-35.8	36.2
Deferred tax	2.0	5.0	1.1	7.8	10.0	-10.1
Impact on net income	-5.3	-12.8	-2.9	-20.0	-25.8	26.1
Recognized via statement of recognized income and expense						
Cash flow hedges	-25.9	-5.4	-19.9	12.5	19.6	15.6
Deferred tax	7.3	1.6	5.6	-3.4	-5.5	-4.4
Cash flow hedges net of tax	-18.6	-3.8	-14.3	9.1	14.1	11.2
Total revaluation before tax	-33.2	-23.2	-23.9	-15.3	-16.2	51.8
Total deferred tax	9.3	6.6	6.7	4.4	4.5	-14.5
Total revaluation after tax	-23.9	-16.6	-17.2	-10.9	-11.7	37.3

The amount disclosed in the specification of Change in net debt on page 21 is the total revaluation before tax.

Note 5 Free cash flow, %
Free cash flow as a percent of adjusted income (operating income before amortization adjusted for financial income and expense and current taxes).

Note 6 Operating capital employed as % of sales, continuing operations
Operating capital employed as a percentage of total sales adjusted for the full year sales of acquired entities

Note 7 Return on operating capital employed, %, continuing operations
Operating income before amortization (rolling 12 months) plus items affecting comparability (rolling 12 months) as percent of the average balance of operating capital employed

Note 8 Return on capital employed, %, continuing operations
Operating income before amortization (rolling 12 months) plus items affecting comparability (rolling 12 months) as percent of closing balance of capital employed excluding shares in associated companies

Note 9 Net debt equity ratio/multiple, all operations
Net debt in relation to shareholders' equity

Note 10 Changes in shareholders' equity

	Sep 30, 2007			Dec 31, 2006			Sep 30, 2006		
MSEK	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total
Opening balance January 1, 2007/2006	9,602.7	0.4	9,603.1	14,571.4	1.5	14,572.9	14,571.4	1.5	14,572.9
Actuarial gains and losses net of tax, all operations	96.7	-	96.7	-8.6	-	-8.6	82.6	-	82.6
Cash flow hedges net of tax, all operations	-14.3	-	-14.3	14.1	-	14.1	9.1	-	9.1
Net investment hedges, all operations	74.5	-	74.5	354.5	-	354.5	229.4	-	229.4
Translation differences, all operations	-286.1	-0.1	-286.2	-1,288.8	-1.3	-1,290.1	-566.8	-1.3	-568.1
Net income /expense recognized directly in equity	-129.2	-0.1	-129.3	-928.8	-1.3	-930.1	-245.7	-1.3	-247.0
Net income for the period, all operations	559.6	0.0	559.6	850.4	1.6	852.0	1,400.0	1.6	1,401.6
Total income/expense for the period	430.4	-0.1	430.3	-78.4	0.3	-78.1	1,154.3	0.3	1,154.6
Dividend paid to the shareholders of the Parent Company	-1,131.7	-	-1,131.7	-1,277.7	-	-1,277.7	-1,277.7	-	-1,277.7
Dividend of net assets in Direct and Systems	-	-	-	-3,612.6	-1.4	-3,614.0	-3,612.6	-1.4	-3,614.0
Closing balance September 30/December 31, 2007/2006	8,901.4	0.3	8,901.7	9,602.7	0.4	9,603.1	10,835.4	0.4	10,835.8

Note 11 Disposal Group
Assets and liabilities, including attributable deferred tax, relating to Loomis Cash Management.

MSEK	Sep 30, 2007
Tangible fixed assets	318.8
Non-interest bearing current assets	141.4
Assets included in disposal group	460.2
Non-interest bearing current liabilities	8.7
Non-interest bearing provisions	41.8
Liabilities included in disposal group	50.5
Operating capital employed and Capital employed relating to disposal group	409.7

The disposal group includes assets and liabilities that are expected to be transferred to HSBC and Barclays. The disposal group furthermore includes a deferred tax liability of MSEK 41.8 attributable to the the assets and liabilities. This deferred tax liability, while not part of the transferred liabilities, will be de-recognized upon completion of the transfer

Parent Company

Income

MSEK	Jan – Sep 2007	Jan – Sep 2006
Administrative contribution and other revenues	289.4	347.5
Gross income	289.4	347.5
Administrative expenses	-208.2	-332.5
Operating income	81.2	15.0
Financial income and expenses	126.3	1,266.2
Income after financial items	207.5	1,281.2
Appropriations	-1.9	3.9
Income before taxes	-205.6	1,285.1
Taxes	-47.6	-0.2
Net income for the period	158.0	1,284.9

Balance

MSEK	Sep 30, 2007	Dec 31, 2006
ASSETS		
Fixed assets		
Shares in subsidiaries	51,617.7	51,580.5
Shares in associated companies	-	163.8
Other non-interest bearing fixed assets	67.9	105.5
Interest bearing financial fixed assets	17.7	1,181.9
Total fixed assets	51,703.3	53,031.7
Current assets		
Non-interest bearing current assets	1,320.0	2,007.1
Other interest bearing current assets	13,448.2	11,158.2
Liquid funds	2,300.0	813.3
Total current assets	17,068.2	13,978.6
TOTAL ASSETS	68,771.5	67,010.3
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity		
Restricted equity	7,727.7	7,727.7
Non-restricted equity	16,279.6	17,225.9
Total shareholders' equity	24,007.3	24,953.6
Untaxed reserves	2.0	0.1
Long-term liabilities		
Non-interest bearing long-term liabilities/provisions	69.0	55.4
Interest bearing long-term liabilities	1,742.9	4,575.6
Total long-term liabilities	1,811.9	4,631.0
Current liabilities		
Non-interest bearing current liabilities	490.7	471.9
Interest bearing current liabilities	42,459.6	36,953.7
Total current liabilities	42,950.3	37,425.6
TOTAL SHAREHOLDERS' EQUITY AND LIABILTIES	68,771.5	67,010.3

File No. 82-34719

Securitas – a World Leader in Security

Securitas provides security solutions comprising guarding services and technical solutions, alarm monitoring, and cash handling services. The Group has about 215,000 employees and operates in 30 countries mainly in Europe and North America.

SECURITAS

Integrity Vigilance Helpfulness

Securitas AB, P.O. Box 12307, SE-102 28 Stockholm, Sweden
Tel +46 8 657 74 00, Fax + 46 8 657 70 72
www.securitas.com
Visiting address: Lindhagensplan 70

Corporate registration number 556302-7241

END